Filed by Midatech Pharma PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: DARA BioSciences, Inc.

Commission File No.: 000-23776

BIOWORLD TODAY

POSTED: June 5, 2015

“Midatech starts building commercial framework with ‘bolt-on’ Dara buy”

By Marie Powers, News Editor

Midatech Pharma plc swung away from its core nanomedicine platform technology but picked up a toehold in North America and the scaffold of a commercial infrastructure by inking an agreement to acquire Dara Biosciences Inc. The Raleigh, N.C.-based company markets a portfolio of niche cancer supportive care products and has a single candidate, KRN5500, in development to treat chronic chemotherapy-induced peripheral neuropathy.

Terms called for the conversion of each Dara share into the right to receive 0.272 ordinary shares of Midatech and one contingent value right (CVR). The deal valued Dara at a conversion rate of approximately $1.20 per share (NASDAQ:DARA), or a premium of 50.8 percent over Dara’s closing price of 79.6 cents per share on Wednesday, prior to disclosure of the merger agreement, and a premium of 59.8 percent over the previous 15-day volume-weighted average closing price of 75.1 cents per share.

The share exchange ratio is subject to adjustment based on the volume-weighted average price of Midatech’s common shares (LONDON:MTPH) on the Alternative Investment Market (AIM) over the 15 trading day period immediately prior to the acquisition’s close. The exchange ratio implies an acquisition price range of $1.08 to $1.32 apiece for Dara’s shares.

Shares of Midatech, based in Oxford, UK, closed Thursday at £295.25 (US$454.41) [sic: the correct price is £2.9525 (US$4.51)] for a gain of £4.25 (US$6.54) [sic: the correct gain is £0.0425 (US$0.06)], while Dara’s shares gained 19 cents to close at $1. In an 8-K filed Thursday with the SEC, Dara reported approximately 19.8 million common shares outstanding.

As part of the deal, Midatech must list its American depositary receipts (ADRs) on Nasdaq. Midatech then will issue approximately 5.4 million ordinary shares of 0.005 pence apiece via the ADRs to Dara shareholders, who will own approximately 16 percent of Midatech when the deal closes, expected in the second half of the year.

Each CVR, meanwhile, will represent the right to contingent cash payments based on predetermined 2016 and 2017 sales milestones for Dara’s products Gelclair—an oral rinse to treat oral mucositis caused by chemotherapy and radiation treatment—and Oravig (miconazole)—a buccal tablet to treat oral thrush—with a maximum aggregate value of $5.7 million in cash to be paid to CVR holders in the subsequent years.

The companies said existing Dara warrants may still be exercised according to their terms for proportionate Midatech ADRs and CVRs.

The transaction, which Midatech CEO Jim Phillips characterized as “friendly” on both ends, was unanimously endorsed by the boards at both companies. “I’m always looking for acquisitions and transactions that can help transform my company,” Phillips told BioWorld Today. “I probably came across Dara at the back end of last year, and we put together the first meetings with them in January at J.P. Morgan.”

DEAL ‘CHANGES THE GAME FOR US IN A BIG WAY’

The deal obviously was struck on very favorable terms to Midatech, but Phillips insisted that Dara officials saw value in the acquisition as well, “given some of the historical issues they faced in terms of being a very small microcap on the Nasdaq, which is not really that helpful,” he said.

Dara officials did not respond to interview requests.

Shareholders still must approve the deal, and at least one law firm was already scrutinizing the terms.

However, it’s not likely that Dara has a more attractive alternative than the Midatech offer. Despite a handful of commercial products, the company has struggled to gain sales momentum. The company reported net revenues of $652,200 for the quarter ending March 31, based on product sales in excess of $850,000. That mark represented respectable growth over the same period a year earlier, when net revenues were just $161,500, but did not help the company’s bottom line. Dara ended the first quarter with a loss of $3.2 million, or 16 cents per share, compared to a loss of $2.7 million or 37 cents per share, in the same period a year earlier.

Not surprisingly, the company’s shares were dragging, too. The stock hit a 52-week high of $1.64 nearly a year ago and traded at its one-year low of 67 cents on May 15. The company disclosed in an SEC filing May 19 that it received a notice of delisting from Nasdaq and applied for a 180-day extension to regain compliance.

In addition to Gelclair and Oravig, Dara holds exclusive U.S. marketing rights to Soltamox (tamoxifen citrate) oral solution, the only liquid form of tamoxifen, licensed from Rosemont Pharmaceuticals Ltd., a subsidiary of Perrigo Co. plc. The U.S. Gelclair rights were licensed from the Helsinn Group, of Lugano, Switzerland, while the Oravig rights were obtained from Onxeo SA, of Paris.

Last month, after Dara reported first quarter financials, H.C. Wainwright & Co. analyst Reni Benjamin wrote in an earnings update that the company “has several approved products addressing numerous conditions secondary to chemotherapy treatment. While these products may not offer efficacy benefits, we believe their ease of administration may provide a niche patient base for long-term revenues.”

Dara also has KRN5500, a non-narcotic, non-opioid, intravenously administered new chemical entity that completed a phase IIa study for the treatment of chronic, treatment-refractory, chemotherapy-induced peripheral neuropathy. Although the asset has both FDA fast track and orphan drug designation, Dara didn’t have the cash and hadn’t found a partner to advance clinical development.

Midatech isn’t interested in developing the candidate, either.

“We have a very full pipeline of our own,” Phillips said, noting that Midatech will join the effort to identify a suitable home for KRN5500.

But Dara’s commercial infrastructure and products did hold sway with the ambitious Midatech, which is already looking ahead to commercial prospects for its pipeline. The company went public just last year, raising £30 million to fund phase I development of its gold nanoparticle needle-free insulin delivery system and to expand its technology into the targeted delivery of chemotherapy drugs. The company also moved up the size scale by acquiring microparticle drug delivery specialist Q Chip Ltd. as part of the overall AIM listing plan. (See BioWorld Today, Nov. 26, 2014.)

Midatech’s gold nanoparticles can form links to multiple molecules, allowing multivalent or multidrug delivery, and more immediately the company is working on combining chemotherapy drugs with tumor-targeting agents, in the same nanoparticle conjugate. At the time of its IPO, Phillips said the company’s focus would shift to rare cancer indications, with the goal of moving the first candidate in its oncology pipeline—a treatment for glioblastoma—into the clinic by the end of this year.

The company has a nanoparticle manufacturing operation in Bilbao, Spain, and an R&D facility in Cardiff, UK.

Though Dara might not appear an intuitive “bolt-on” for Midatech, “this is about building from the base that we acquire,” Phillips said, confirming that Midatech will operate Dara’s Raleigh operation as its U.S. headquarters—at least for the time being.

“This changes the game for us in a big way,” he added. “It immediately means that we can start to launch our own products as they come to market in the next three to four years. It’s a very big dynamic in terms of how Midatech Pharma is turning itself into a cancer-focused specialty pharmaceutical business.”